EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

September 30, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON BEGINS $14M, 59,000 METRE PHASE 3 DRILL PROGRAM AT CORDERO, CHIHUAHUA, MEXICO

Levon Resource Ltd. (“Levon”) is pleased to announce the start of Phase 3 drilling and exploration at the Cordero project located 35 km northeast of the town of Hildalgo Del Parral, Chihuahua, Mexico.   Phase 3 addresses the expansion and exploration potential for bulk tonnage Ag, Au, Zn, Pb deposits in the Cordero Porphyry Belt covered by the property.   Six mineralized intrusive centers are aligned northeast in the Belt, which has a strike length of 15 km and widths of from 3 to 5 km.  Phase 1 drilling in 2009 yielded discovery holes in the Pozo de Plata Diatreme and Cordero Porphyry Target.  Phase 2 offset grid drilling in 2010 expanded the discovery zones which remain open in all directions and at depth (news release of September 21, 2010).

Phase 3 drilling is designed to expand the discoveries and provide initial tests of six, outlying mine-scale targets identified in Phase 2.  Mapping, sampling and geophysics will be aimed at identifying additional outlying, mine-scale targets within the Belt.  Phase 3 is a $14M planned program, which includes 59,000 metres of core drilling.

Goals of the Phase 3 program are:

1)	Continued definition and delineation drilling of the Pozo de Plata Diatreme and the Cordero Porphyry discoveries;
2)	Completion of initial metallurgical testing, resource estimates and preliminary engineering studies on the Pozo de Plata Diatreme and Cordero Porphyry mineralization;
3)	Initiate the Cordero property engineering infrastructure and base line studies;
4)
Drill test the six outlying, mine-scale targets defined by Phase 2 exploration.  Define and test any diatreme type targets the newly recognized Molina de Viento Caldera Diatreme Complex at the southwest end of the belt.

Core drilling is scheduled to begin on October 1, 2010 with two drills that are currently on site.  A third drill is scheduled to begin by the end of October.  HD Drilling, Mazatlan, Mexico has been selected as the drill contractor based on their past Cordero work.  Drill hole categories include:  1) Offset definition (56 holes, 32,700 metres) 2) Deposit delineation (35 holes,  17,400 metres) and  3) Outlying exploration drill holes (16 holes, 8,800 metres).

Six Mine Scale Drill Targets

Six mine-scale drill targets have been defined on the basis of correlative geologic, soil and rock chip sample results, airborne magnetics, eletromagnetics, radiometrics and gravity anomalies.  The targets are analogous with the Pozo de Plata diatreme zone, the Cordero Porphyry zone or high grade replacement deposits mined in the past in the Cordero district.  The targets are within the western Pozo de Plata diatreme, the Dos Mil Diez diatreme, extensions of the Cordero Porphyry zone, and in the La Ceniza stock (target area maps and summaries are posted on the Levon website www.levon.com).   Phase 3 drill holes will provide initial tests of each target.

Outlying Areas

The diatremes in the Molino de Viento Caldera Diatreme Complex were recognized in March, 2010 and the area has yet to be completely traversed.  Molino de Viento is located 7 km southwest of the Dos Mil Diez Diatreme Complex and covers a circular area 5 km in diameter. Molino de Viento requires complete mapping, sampling and additional follow up geophysical surveys (3D IP and gravity) to define any drill targets.  This Phase 3 field work is scheduled to start in mid-October, 2010.

“We are pleased with the current exploration and drill results at Cordero.  We believe we are on track in the discovery of a major new mining district in Mexico.  We have always tried to match the rate of the Cordero program with exploration results and accelerate the project accordingly.  Phase 3 is aimed at defining quality Ag, Au, Zn, Pb bulk tonnage resources and resolving the Cordero upside discovery potential as soon as possible”,  comments Ron Tremblay, President and CEO, Levon Resources Ltd.

Corporate

Levon and Valley High Ventures, Ltd. have signed the definitive Cordero Joint Venture Agreement as of  April 01, 2010 with the terms of the original letter of intent signed February 11, 2009.

Levon has set up a wholly owned Mexican subsidiary, Administración de Proyectos Levon en México, S.A. de C.V. (Levon en Mexico) to conduct Cordero and other exploration activities in Mexico.  Levon en Mexico is headquartered in Durango, Mexico with its main Cordero Project field office in the historical mining town of Hildalgo Del Parral.

The Cordero project is a joint venture between Levon Resources, Ltd (51% owner and operator) and Valley High Resources, Ltd (49% contributing interest) to explore for bulk tonnage Ag, Au, Zn, Pb deposits in the historical Cordero Mining District.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

/s/ "Ron Tremblay”
Name: Ron Tremblay
Title: President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.